Schedule D of FORM SBSE Page 2	*Applicant* Name: GIFMS Capital Company, LLC Date:__________ SEC Filer No: __________	**Official Use**	Official Use Only

Use this Schedule D Page 2 to report details for Item 13A. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an [ ] INITIAL [X] AMENDED detail filing for Form SBSE Item 13A

[X] 13A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

Section V ***Complete this section for control issues relating to ITEM 13A only.***

The details supplied relate to:

1.	Partnership, Corporation, or Organization Name GUGGENHEIM PRIVATE INVESTMENTS, LLC	CRD Number (if any) 331479	UIC Number (if any)

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
330 MADISON AVENUE, 10TH FLOOR, NEW YORK, NY 10017 USA	09/11/2024	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Investment Advisory Activities:
[ ] Yes [X] No		▶ Securities Activities: [ ] Yes [X] No	[X] Yes [ ] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.
Guggenheim Private Investments, LLC is wholly owned by Guggenheim Private Investments Holdings, LLC, which is indirectly wholly owned by Guggenheim Partners, LLC and is an Investment Advisor registered with the SEC.

	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [ ] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
	/	/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Investment Advisory Activities:
[ ] Yes [ ] No		▶ Securities Activities: [ ] Yes [ ] No	[ ] Yes [ ] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)

(*check only one*)
This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled* by *applicant* [X] is under common *control* with *applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
		/ /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization:	Investment Advisory Activities:
[ ] Yes [ ] No		▶ Securities Activities: [ ] Yes [ ] No	[ ] Yes [ ] No

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

Guggenheim Partners Middle East Limited (Fka Guggenheim Kbbo Partners Limited) is wholly-owned by Links Gkpl Holdco, LLC which is indirectly majority-owned by Guggenheim Capital, LLC and is authorised by the DFSA.

If applicant has more than 3 organizations to report, complete additional Schedule D Page 2s.